EXHIBIT 99.2
PRETIUM RESOURCES INC
MANAGEMENT’S DISCUSSION AND ANALYSIS
PERIOD ENDED DECEMBER 31, 2010

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretium” or the “Company”) for the year ended December 31, 2010, and is current to March 15, 2011, as publicly filed on SEDAR at www.sedar.com.

The Company adopted International Financial Reporting Standards (“IFRS”) for the period ended December 31, 2010 and the following disclosure, and associated Financial Statements, are presented in accordance with IFRS.

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actually results or developments may differ materially from those projected in the forward-looking statements. We direct investors to the sections “Risks” and “Cautionary Note Regarding Forward-Looking Statements” included within this MD&A.

1.1           Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas. Our initial projects are the Brucejack Project and the Snowfield Project, which are advanced stage exploration projects located in northwestern British Columbia. We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground and open pit opportunities at the projects.

2010 Highlights and Significant Events

•
On December 21, 2010, we closed the initial public offering (“IPO”) of 44,170,000 of our common shares at a price of $6.00 per share for gross proceeds of $265,020,000 and our shares commenced trading on the Toronto Stock Exchange under the symbol “PVG”.

•
Concurrently with the closing of our IPO, we completed the purchase of the Brucejack Project and Snowfield Project (“Project”) from Silver Standard Resources Inc. (“Silver Standard”) for total consideration of $450 million. Under the terms of the transaction, we paid Silver Standard $215,020,000 from the proceeds of our IPO. We also issued to Silver Standard 32,537,833 of our common shares at a price of $6.00 per share and a non-interest bearing promissory note (the “Convertible Note”) in the principal amount of $39,753,000, which was automatically convertible into our common shares at a price of $6.00 per share 40 days after closing to the extent we had not repaid the Convertible Note.

•
On January 6, 2011, we issued 3 million of our common shares at a price of $6.00 per share for gross proceeds of $18 million on partial exercise of the over-allotment option granted to the underwriters of our IPO. All of the proceeds from the exercise of the over-allotment option were paid to Silver Standard under the terms of the Convertible Note.

•
On January 20, 2011, we exercised the option granted to us by Silver Standard as part of the purchase of the Brucejack Project and Snowfield Project to acquire all of Silver Standard’s interest in certain mineral claims and real property located to the east and south of the Project. The exercise price of the option was $100.

•	On January 31, 2011, the outstanding balance of the Convertible Note was automatically converted into 3,625,500 of our common shares at a price of $6.00 per share in accordance with its terms.

•
On February 22, 2011, we announced an updated National Instrument 43-101 (“NI 43-101”) mineral resource estimate for the Brucejack Project. Measured and Indicated resources increased to 8.2 million ounces of gold and 116.1 million ounces of silver and Inferred resources increased to 12.6 million ounces of gold and 151.2 million ounces of silver at a cut-off grade of 0.30 grams of gold -equivalent per tonne. In addition, grade and tonnage estimates within the 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold resources of:

o	903,000 ounces of gold and 21.9 million ounces of silver in the Measured and Indicated resource categories (3.7 million tonnes grading 7.66 grams of gold and 185.84 grams of silver per tonne);
and
o	1.9 million ounces of gold and 7.5 million ounces of silver in the Inferred resource category (4.7 million tonnes grading 12.5 grams of gold and 49.2 grams of silver per tonne).

•
On February 23, 2011, we announced an updated NI 43-101 mineral resource estimate for the Snowfield Project of 25.9 million ounces of Measured and Indicated gold resources and 9.0 million ounces of Inferred gold resources at a cut-off grade of 0.30 grams of gold equivalent per tonne. Silver, copper, molybdenum and rhenium mineral resources at the Snowfield Project total:

o	Silver resources of 75.8 million ounces of Measured and Indicated resources and 51.0 million ounces of Inferred resources;
o	Copper resources of 2.98 billion pounds of Measured and Indicated resources and 1.10 billion pounds of Inferred resources;
o	Molybdenum resources of 258.3 million pounds of Measured and Indicated resources and 127.7 million pounds of Inferred resources; and
o	Rhenium resources of 22.5 million ounces of Measured and Indicated resources and 11.5 million ounces of Inferred resources.

Operations

As we were incorporated on October 22, 2010 and acquired the Project on December 21, 2010, we had limited operations in 2010.

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totalling 3,199.28 hectares in area. We have not carried out any activities at the Brucejack Project since we acquired it in December 2010 and have focused our efforts on completing an updated mineral resource estimate for the project and initiating a preliminary economic assessment.

Resource Estimate

Based on exploration drilling completed by Silver Standard in 2010, we announced an updated National Instrument (“NI 43-101”) mineral resource estimate for the Brucejack Project on February 22, 2011. Mineral resource estimates were prepared for the Brucejack Project by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG Pr.Sci.Nat., and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by NI 43-10 1.

The Brucejack Project mineral resources were estimated from 362 historical surface drill holes, 439 historical underground drill holes, and 107 drill holes completed by Silver Standard, for a total length of 146 km. A bulk density value for mineral resource estimation of 2.80 t/m3 was derived from historical records and 318 measurements taken by Silver Standard. The Brucejack Project mineral resource estimate is contained within a volume of 9,800 million m3.

Brucejack Project Bulk-Tonnage Resource Summary – February 2011 (1)
(Based on a cut-off grade of 0.30 grams of gold -equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	11.7	2.25	75.56	846	28,423
Indicated	285.3	0.80	9.57	7,338	87,782
M+I	297.0	0.86	12.17	8,184	116,205
Inferred(2)	542.5	0.72	8.67	12,558	151,220

1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (7 1%) and US$16.60/oz. silver (70%). The pit optimization utilized the following cost parameters: Mining US$1 .75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding.

Brucejack Project 5.00g/t Grade & Tonnage Resource Summary – February 2011 (1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne within the 0.30 grams of gold-equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	1.947	7.95	241.25	498	15,102
Indicated	1.722	7.33	123.19	406	6,820
M+I	3.669	7.66	185.84	903	21,922
Inferred(2)	4.707	12.54	49.24	1,898	7,452

(1), (2) and (3), See footnotes to Table 1.
(4) The 5.0 g/t Grade & Tonnage Resource Summary is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

Preliminary Economic Assessment

We have initiated a preliminary economic assessment (“PEA”) examining the economics of a higher grade mining operation at the Brucejack Project. The high-grade resource occurs largely in the West Zone and the recently discovered VOK Zone. The West Zone was previously the focus of an extensive exploration program between 1986 and 1990 including 49,800 metres of drilling and over five kilometers of underground development. A feasibility study contemplating a 350 tonne/day operation at the West Zone was completed in 1990 and a Project Approval Certificate was granted for the operation. The PEA will use the historical data as well as results of the 2009 and 2010 drill programs and is expected to be completed in the third quarter of this year.

Exploration 2011

Planning is underway for the 2011 exploration program at the Project. Approximately 60,000 metres of drilling is planned, with eight drills reserved and drilling expected to commence in May. The 2011 exploration drilling will focus on further delineating the known high-grade mineralization and expanding the high-grade and bulk- tonnage mineralization. Results of the 2011 drill program will be released through the third and fourth quarters of this year.

A majority of the 60,000 metres of drilling planned for 2011 will be concentrated on the known areas of high- grade mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the VOK and other high-grade zones (b) testing the high-grade mineralization to depths greater than the current 650 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that are not sufficiently defined to be included in the high-grade resource.

The bulk-tonnage Brucejack mineral resource has been outlined along a 2.4 kilometer north-south strike-length adjacent to the regional Brucejack Fault, up to 400 metres east of the Brucejack Fault and to depths of 650 metres below surface. The mineralization remains open in all directions. Of particular exploration interest is the six kilo meters of ground along the Brucejack Fault between the defined Brucejack mineralization and the Snowfield Project to the north.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares. We have not carried out any activities at the Snowfield Project since we acquired it in December 2010 and have focused our efforts on completing an updated mineral resource estimate for the project.

Resource Estimate

Based on exploration drilling completed by Silver Standard in 2010, we announced an updated NI 43-101 mineral resource estimate for the Snowfield Project on February 23, 2011. Mineral resource estimates were prepared for the Snowfield Project by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG Pr.Sci.Nat., and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. of Brampton, Ontario, independent qualified persons, as defined by NI 43-101.

The Snowfield Project resources were estimated from 192 drill holes completed by Silver Standard totaling 76.4 km in length. Grade capping levels were derived for each resource domain from examination of probability and capping graphs. Bulk density values were derived from a total of 601 measurements and applied per lithological unit. The Snowfield Project mineral resource estimate is contained within a volume of 15,520 million m3.

Snowfield Mineral Resource Summary – February 2011(1)
(Based on a cut-off grade of 0.30 grams of gold -equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred (2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5

(1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding. “Moly” refers to molybdenum. “Rhen” refers to rhenium.

Snowfield Grade & Tonnage 1.5 g/t gold-equivalent
Mineral Resource Summary – February 2011 (1)
(Based on a cut-off grade of 1.5 grams of gold-equivalent/tonne within the 0.3 grams of gold -equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	38.8	1.62	1.77	0.08	126.6	0.84	2,022	2,209	0.07	10.8	1.0
Indicated	65.7	1.14	2.31	0.20	86.0	0.55	2,411	4,887	0.29	12.5	1.2
M+I	104.5	1.32	2.11	0.16	101.1	0.66	4,433	7,096	0.36	23.3	2.2
Inferred(2)	7.1	1.21	5.72	0.29	50.9	0.51	275	1,306	0.05	0.8	0.1

(1), (2) and (3), See footnotes to Table 1. Engineering Studies

With the significant increase in bulk-tonnage resources and the definition of a high-grade resource at the Brucejack Project, we are assessing various alternatives for advancing the combined projects to pre-feasibility. Concurrently, engineering studies will be advanced to optimize economics of the Snowfield Project.

1.2           Company Strategy

Our strategy is to grow our business through exploration and acquisition of quality precious metals projects. We intend to advance the Snowfield Project, the Brucejack Project or the Combined Project through pre-feasibility and, if warranted, feasibility level studies and then either seek to monetize the projects or seek a partner to develop the projects into production, while we retain carried or royalty interests in the projects to maintain our exposure to precious metals.

1.3           Selected Annual Information

The Company adopted IFRS for our initial reporting period ended December 31, 2010.

a) Net sales	Nil
b) Loss per share	$1.25
c) Loss for the period	$(14,130,016)
d) Total assets	$499,272,337
e) Long-term liabilities	Nil
f) Cash dividends	Nil

1.4           Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

Results of Comprehensive Loss for the Period Ended December 31, 2010

The Company’s operations commenced October 22, 2010 and accordingly there are no comparative figures.

Loss for the period ended December 31, 2010 was $ 14,130,016 and was related to activities involved in raising share capital, filing the Company’s IPO and closing the purchase of the Project. The largest component of loss is the expense share-based compensation of $11,320,513 related to the shares of the Company acquired by the President at less than the IPO price and also the stock options granted to directors and employees resulting in stock based compensation of $2,458,595.

1.5           Summary of Quarterly Results – Not applicable

1.6           Liquidity

The Company’s source of funding has been the issuance of equity securities for cash through the IPO, and by the conversion under the prospectus of $ 1,500,000 of preferred shares issued to the President. The Company’s access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company currently has approximately $45,000,000 in cash and cash equivalents for operating requirements and with the current planned expenditures on the project, the Company believes it has sufficient funds available to cover its cash requirements for at least the next two years.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

The Company has no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs of approximately $223,000 per annum to January 31, 2014.

Development of any of the Company’s mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

Operating activities

Cash used in operating activities was $ 28,771 in fiscal year 2010 and primarily attributable to administration costs in arranging its initial public offering.

Investing activities

Cash used in investing activities was $215,020,000 in the fiscal year 2010, which was used in part payment for its projects. The balance of $234,980,000 was paid by the issuance of shares and a promissory note convertible into shares, which was converted to shares subsequent to the year end.

Financing activities

Cash inflows from financing activities were $265,020,000, raised by the Company’s IPO, and $ 1,500,000 by the issue of preferred shares, subsequently converted to common shares. In fiscal year 2010, cash share issue costs of $2,937,463 were paid.

Requirement for financing

Development of any of the Company’s mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7           Capital Resources

The Company currently has approximately $45,000,000 on hand from the proceeds of the financing and does not have any available lines of credit or other sources of financing.

See 1.6

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than its office lease.

1.8           Off-Balance Sheet Arrangements – none

1.9           Related Party Transactions

Transactions with key management personnel

Key management personnel compensation	For the period ended
December 31, 2010
Salaries and management fees	$31,846
Share based compensation	1,714,249
Share based compensation – Preferred share conversion	11,320,513
$13,266,608

Preferred share conversion

As a condition to the closing of the acquisition of the Project, the President of the Company capitalized the Company by way of an investment of $1,500,000, in consideration of which one preferred share of the Company was issued to him. The preferred share was converted, at the closing of the IPO, into 2,136,752 common shares, representing 2.5% of the fully diluted issued and outstanding common shares of the Company.

Upon conversion of the preferred share, $11,320,513 of share based compensation was recognized. This compensation is calculated as the difference between the fair value of the common shares converted on the date of the IPO and the consideration received of $1,500,000.

Receivable from Silver Standard

Pursuant to the closing of the acquisition, the Company and Silver Standard have an agreement to share certain share issuance costs related to the IPO. Accordingly, the Company has recorded a receivable of $600,000 due from Silver Standard with a corresponding offset to share issuance costs.

The Company’s acquisition of the Project from Silver Standard has resulted in Silver Standard owing 41.3% of the issued shares of the Company at December 31, 2010, and 42.3% of the issued shares subsequently.

Subsidiary

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Explorations Inc.	British Columbia, Canada	100%	Holds interest in Project

1.10         Fourth Quarter – Refer to section 1.4

1.11         Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12         Critical Accounting Estimates

The Company’s significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2010. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Project and the recoverability of the carrying value included in the statement of financial position;
ii)	The estimation of stock based compensation.

1)  Mineral resources and reserves, and the carrying values of the Company’s investment in the Project

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Project.

2)  Impairment analysis of assets

At each financial reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2010, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The costs of the associated asset are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At December 31, 2010, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Share-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value of these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The Company used the intrinsic method to value the compensation cost of the conversion of preferred shares, which is the difference between cost and fair value of the common shares issued.

1.13         Changes in Accounting Policies including Initial Adoption

(a)    Transition to and Initial Adoption of IFRS

The Company early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 17, 2011.

(b)            Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on after January 1, 2011 or later periods. These include:

•   IFRS 9, Financial Instruments – Classification and Measurement, effective January 1, 2013;
•    Amendments to IAS 24, Related Party Disclosures, effective January 1, 2011.

At the financial position reporting date, the following accounting interpretation was in issue but not yet effective: IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. This interpretation is not expected to have any impact on the financial results of the Company.

The Company anticipates that the adoption of these standards and interpretations in the future periods will not have a material impact on the consolidated financial statements of the Company except for additional disclosures.

1.14         Financial Instruments and Other Instruments

1) Derivative financial instruments:

The Company does not have any derivative financial instruments or non-derivative financial assets.

2) Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

3) Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand by the Company for its programs.

The Company has no contractual obligations other than current trade payables. Foreign Exchange Risk

The company has no material foreign exchange risks.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Commodity Price Risk

While the value of the Company’s core mineral resource property is related to the price of gold, silver, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, silver, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net accumulated deficit.

There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

1.15        Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure of Outstanding Share Data

At March 15, 2011, the Company has 85,470,085 shares issued and outstanding. Share Purchase Options outstanding for:

	Expiry date	Exercise price	Number
Common shares	December 21,2015	$6.00	2,725,000

	January 28, 2016	$6.10	1,575,000

	February 10, 2016	$8.73	100,000
			4,400,000

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2010 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company’s internal control over financial reporting is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at December 31, 2010. Based on the result of this assessment, management has concluded that the Company’s internal controls over financial reporting are effective.

RISK FACTORS

We are a mineral exploration and development company and have no revenue from operations and no ongoing mining operations of any kind. We are subject to many of the risks common to mineral exploration and development companies, including personnel limitations, financial risks, metals prices, the need to raise capital, resource shortages and lack of revenues. Factors that influence our ability to succeed are more fully described in our 2010 Annual Information Form available on www.sedar.com under the heading “Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward looking information” within the meaning of applicable Canadian securities legislation. Forward looking information may include, but is not limited to, information with respect to the anticipated production and developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, costs and timing of development of the Snowfield Project and Brucejack Project (the “Combined Project”), costs and timing of future exploration, results of future exploration and drilling, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, the composition of our board of directors and committees, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward looking information. Forward looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward looking information, including, without limitation:

•	risks related to commodity price fluctuations, including gold price volatility;

•	risks related to the development and operation of a mine or mine property;

•	risks related to the fact that we are a new company with no mineral properties in production or development and no history of production or revenue;

•
risks related to development of the Project as described in our 2010 Annual Information Form available on www.sedar.com under the heading “Narrative Description of the Business – The Combined Project”;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	risks related to governmental regulations, including environmental regulations;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	uncertainty relating to potential inability to attract development partners;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits that have been obtained;

•	risks related to integration and transition of the Project;

•	risks related to Silver Standard’s share ownership, ability to influence our governance and possible market overhang;

●	risks related to our ability to obtain adequate financing for our planned exploration and developmentactivities and to complete further exploration programs;

•	risks related to general economic conditions;

•	recent market events and conditions; and

•	currency fluctuations.

This list is not exhaustive of the factors that may affect any of our forward looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risk Factors”. Our forward looking information is based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.